UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
AEVA TECHNOLOGIES INC
(Name of Issuer)
Common Stock
(Title of Class of Securities)
00835Q103
(CUSIP Number)
April 30, 2021
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 00835Q103

1	NAME OF REPORTING PERSON Sylebra Capital Limited I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Sylebra Capital Limited is organized in Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 21,224,025
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 21,224,025
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,224,025
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.06%
12	TYPE OF REPORTING PERSON HC, IA

CUSIP No.: 00835Q103

1	NAME OF REPORTING PERSON Sylebra Capital Management I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Sylebra Capital Management is organized in the Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 21,224,025
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 21,224,025
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,224,025
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.06%
12	TYPE OF REPORTING PERSON HC

CUSIP No.: 00835Q103

1	NAME OF REPORTING PERSON Daniel Patrick Gibson I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Mr. Gibson is a citizen of Antigua and Barbuda.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 21,224,025
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 21,224,025
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,224,025
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.06%
12	TYPE OF REPORTING PERSON IN

CUSIP No.: 00835Q103
ITEM 1(a).	NAME OF ISSUER: AEVA TECHNOLOGIES INC
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 555 Ellis Street Mountain View California 94043
ITEM 2(a).	NAME OF PERSON FILING: Sylebra Capital Limited Sylebra Capital Management Daniel Patrick Gibson
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
ITEM 2(c).	CITIZENSHIP: Sylebra Capital Limited is organized in Hong Kong Sylebra Capital Management is organized in the Cayman Islands Mr. Gibson is a citizen of Antigua and Barbuda.
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock
ITEM 2(e).	CUSIP NUMBER: 00835Q103
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [X]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [X]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:
Hong Kong Regulated Investment Adviser

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:
21,224,025
(b) Percent of class:
10.06%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:

(ii) shared power to vote or to direct the vote:
Sylebra Capital Limited - 21,224,025 Sylebra Capital Management - 21,224,025 Daniel Patrick Gibson - 21,224,025
(iii) sole power to dispose or direct the disposition of:

(iv) shared power to dispose or to direct the disposition of:
Sylebra Capital Limited - 21,224,025 Sylebra Capital Management - 21,224,025 Daniel Patrick Gibson - 21,224,025
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
All Shares reported in this Schedule 13G are held by advisory clients of Sylebra HK. Sylebra Capital Partners Master Fund, Ltd is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 13,991,365 of the Shares, or 6.63% of shares outstanding, covered by this Statement that many be deemed to be beneficially owned by the Reporting Persons. No other advisory clients individually hold economic interest of more than 5% of outstanding shares.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP:
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 00835Q103
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
May 06 2021	Sylebra Capital Limited By: /s/ Matthew Whitehead Name: Matthew Whitehead Title: Director, COO, CCO, Authorised Signatory
May 06 2021	Sylebra Capital Management By: /s/ Matthew Whitehead Name: Matthew Whitehead Title: Authorised Signatory
May 06 2021	Daniel Patrick Gibson By: /s/Daniel Patrick Gibson Name: Daniel Patrick Gibson Title: Individual
Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 00835Q103
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock named herein, dated as of page1of the filing is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Actof1934.

Sylebra Capital Limited
By: /s/ Matthew Whitehead
Name: Matthew Whitehead
Title: Director, COO, CCO, Authorised Signatory

Sylebra Capital Management
By: /s/ Matthew Whitehead
Name: Matthew Whitehead
Title: Authorised Signatory

Daniel Patrick Gibson
By: /s/ Daniel Patrick Gibson
Name: Daniel Patrick Gibson
Title: Individual

6 May 2021